SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Krispy Kreme, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

50101L106
(CUSIP Number)

Joachim Creus
JAB Indulgence B.V.
Piet Heinkade 55
Amsterdam, 1019 GM

The Netherlands
Tel.: +31 202 355 000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Paul T. Schnell, Esq.
Sean C. Doyle, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Tel.: (212) 735-3000

November 22, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: JAB Indulgence B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
74,085,752 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
74,085,752 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,085,752 shares of Common Stock (1) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.3% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of common stock, par value $0.01 per share (the “Common Stock”) (the shares of Common Stock, each a “Share” and, collectively, the “Shares”), of Krispy Kreme, Inc. (the “Company”) that may be deemed to be beneficially owned by JAB Indulgence B.V. (“JAB Indulgence”) after giving effect to the transactions described in Item 4.

(2) The percentage ownership is based upon 167,250,735 Shares issued and outstanding as of November 2, 2021, as set forth in the Quarterly Report on Form 10-Q (the "Latest Periodic Report"), filed by the Company with the United States Securities and Exchange Commission on November 10, 2021.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: JAB Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
74,085,752 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
74,085,752 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,085,752 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.3% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. JAB Holdings B.V. ("JAB Holdings") may be deemed to have beneficial ownership of the shares held by JAB Indulgence since JAB Indulgence is a direct subsidiary of JAB Holdings. Neither the filing of this Statement on Schedule 13D (this "Statement") nor any of its contents shall be deemed to constitute an admission by JAB Holdings that it is the beneficial owner of any of the Common Stock held by JAB Indulgence for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 167,250,735 Shares issued and outstanding as of November 2, 2021, as set forth in the Latest Periodic Report.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: JAB Investments s.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
74,085,752 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
74,085,752 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,085,752 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.3% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. JAB Investments S.à r.l. ("JAB Investments") may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary of JAB Investments. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by JAB Investments that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 167,250,735 Shares issued and outstanding as of November 2, 2021, as set forth in the Latest Periodic Report.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: JAB Holding Company S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
74,085,752 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
74,085,752 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,085,752 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.3% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. JAB Holding Company S.à r.l. ("JAB Holding Company") may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary of JAB Holding Company. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by JAB Holding Company that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 167,250,735 Shares issued and outstanding as of November 2, 2021, as set forth in the Latest Periodic Report.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: Joh. A. Benckiser B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
74,085,752 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
74,085,752 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,085,752 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.3% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. Joh. A. Benckiser B.V. ("Joh. A. Benckiser") may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary of Joh. A. Benckiser. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Joh. A. Benckiser that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 167,250,735 Shares issued and outstanding as of November 2, 2021, as set forth in the Latest Periodic Report.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: Agnaten SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
74,085,752 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
74,085,752 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,085,752 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.3% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. Agnaten SE ("Agnaten") may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary of Agnaten. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Agnaten that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 167,250,735 Shares issued and outstanding as of November 2, 2021, as set forth in the Latest Periodic Report.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: Lucresca SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
74,085,752 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
74,085,752 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,085,752 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.3% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. Lucresca SE ("Lucresca") may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary of Lucresca. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Lucresca that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 167,250,735 Shares issued and outstanding as of November 2, 2021, as set forth in the Latest Periodic Report.

EXPLANATORY NOTE

This Amendment No. 3 amends and supplements the prior statement on Schedule 13D as filed on July 16, 2021, as amended by Amendment No. 1 filed on August 31, 2021 and Amendment No. 2 filed on September 13, 2021 (as so amended, the “Schedule 13D”), by (i) JAB Indulgence B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“JAB Indulgence”), (ii) JAB Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of JAB Indulgence (“JAB Holdings”), (iii) JAB Investments S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Holdings (“JAB Investments”), (iv) JAB Holding Company S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Investments (“JAB Holding Company”), (v) Joh. A. Benckiser B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is a parent company of JAB Holding Company (“Joh. A. Benckiser”), (vi) Agnaten SE, a private company incorporated under the laws of Luxembourg, which is a parent company of Joh. A. Benckiser (“Agnaten”), and (vii) Lucresca SE, a private company incorporated under the laws of Luxembourg, which is a parent company of Joh. A. Benckiser (“Lucresca,” and together with JAB Indulgence, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser and Agnaten, the “Reporting Persons”). Except as set forth herein, all items remain as previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

The name, business address and present principal occupation or employment of each executive officer and director of the Reporting Persons are set forth on Schedule A hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The Share Purchases (see Item 4) were funded using the investment capital of the Reporting Persons. The aggregate amount of funds used for the purchase of Shares in the Share Purchases reported herein was approximately $35.2 million.

On October 22, 2021, JAB Holdings transferred 9,516,291 shares of Common Stock, par value $0.01 per share (the “Common Stock”) (the shares of Common Stock, each a “Share” and, collectively, the “Shares”), of Krispy Kreme, Inc., a Delaware corporation (the “Company”), to its wholly-owned subsidiary JAB Indulgence, in order to simplify the corporate structure.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Between November 11, 2021 and November 26, 2021, JAB Indulgence purchased an aggregate of 2,426,728 Shares in open market transactions (the “Share Purchases”).

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Company on a continuing basis. Subject to the terms of the Investor Rights Agreement (as defined in Item 6 of this Schedule 13D as filed on July 16, 2021) and various factors, including but not limited to the Company’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Company and companies in its industry and the Reporting Persons’ ownership in the Company, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement.

As disclosed in Amendment No. 2 to this Schedule 13D, it was and continues to be the current intention of the Reporting Persons to acquire from time to time through open market purchases additional shares of Common Stock totaling up to approximately 3% (from the time of such disclosure in Amendment No. 2 to this Schedule 13D) of the Company’s outstanding Common Stock, which acquisitions the Reporting Persons expect to be made in accordance with the provisions of Rule 10b-18. Any such acquisitions, including the timing thereof and the number of shares acquired will depend on the various factors described above, including market conditions for the Company’s Common Stock.

Without limiting the foregoing, from time to time the Reporting Persons may, or may cause their affiliates to, acquire, dispose of or continue to hold shares of Common Stock or other securities of the Company (including any combination or derivative thereof).

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) – (b)  JAB Indulgence beneficially owns 74,085,752 Shares after giving effect to the Share Purchases, which represents 44.3% of the issued and outstanding Shares as of November 2, 2021, as set forth in the Quarterly Report on Form 10-Q (the “Latest Periodic Report”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on November 10, 2021.

Each other Reporting Person may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of, the 74,085,752 Shares beneficially owned by JAB Indulgence. Therefore, for the purpose of Rule 13d-3, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser, Agnaten and Lucresca may be deemed to be the beneficial owners of an aggregate of 74,085,752 Shares, which represents 44.3% of the issued and outstanding Shares as of November 2, 2021, as set forth in the Latest Periodic Report.

As of the date hereof, Olivier Goudet may be deemed to be the beneficial owner of an aggregate of 2,119,590 Shares, 20,902 Shares of which are owned by Mr. Goudet’s spouse, which represents approximately 1.3% of the issued and outstanding Shares as of November 2, 2021, as set forth in the Latest Periodic Report. Mr. Goudet has the sole power to vote or dispose, or direct the voting or disposition of, 2,098,688 Shares. Mr. Goudet disclaims beneficial ownership of the Shares owned by his spouse.

As of the date hereof, Peter Harf may be deemed to be the beneficial owner of 1,619,767 Shares, which represents approximately 1.0% of the issued and outstanding Shares as of November 2, 2021, as set forth in the Latest Periodic Report.

As of the date hereof, Joachim Creus beneficially owns 36,045 Shares, which represents less than 0.1% of the issued and outstanding Shares as of November 2, 2021, as set forth in the Latest Periodic Report.

As of the date hereof, Frank Engelen beneficially owns 16,419 Shares, which represents less than 0.1% of the issued and outstanding Shares as of November 2, 2021, as set forth in the Latest Periodic Report.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto beneficially owns any Shares.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares.

(c) On November 11, 2021, Mr. Goudet purchased 50,000 Shares at a weighted average price of $13.8647 per Share. Except as previously disclosed in this Schedule 13D and except for the Share Purchases disclosed in Item 4 herein or as set forth in this Item 5(c), none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, has effected any transactions in the Shares during the past 60 days.

The table below sets forth the transaction in Shares by JAB Indulgence in connection with the Share Purchases. The prices reported in the “Weighted Average Price Per Share” column reflect a weighted average price for the Shares purchased on the particular day. Certain Shares were purchased in multiple transactions on one day, each at a price within the range of prices set forth in the “Range of Prices” column. The Reporting Persons undertake to provide to the staff of the Commission, upon request, full information regarding the number of Shares purchased at each separate price.

Date of Transaction	Number of Shares Purchased	Weighted Average Price Per Share	Range of Prices (Inclusive)
11/11/2021	88,000	$14.2512	$13.9400 to $14.4200
11/12/2021	178,000	$14.5566	$14.2400 to $14.7200
11/15/2021	232,749	$14.4374	$14.2000 to $14.7100
11/16/2021	241,700	$14.6484	$14.3600 to $15.1300
11/17/2021	238,841	$14.7947	$14.5300 to $15.0800
11/18/2021	209,755	$14.0665	$13.6500 to $14.6450
11/18/2021	31,945	$14.7816	$14.6500 to $14.9200
11/19/2021	223,988	$13.8305	$13.7300 to $14.0500
11/22/2021	263,900	$14.1166	$13.8300 to $14.4400
11/23/2021	263,900	$14.4664	$14.0200 to $14.9400
11/24/2021	122,659	$14.5766	$14.0500 to $15.0200
11/24/2021	67,341	$15.4094	$15.0600 to $15.6500
11/26/2021	263,950	$15.2669	$14.7700 to $15.7000

(d) None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto or any other person, and no other person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2021

JAB HOLDINGS B.V.

By:	/s/ Luuk Hoogeveen
Name:	Luuk Hoogeveen
Title:	Managing Director

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Managing Director

JAB INDULGENCE B.V.
By: JAB Holdings B.V., its Managing Director

By:	/s/ Luuk Hoogeveen
Name:	Luuk Hoogeveen
Title:	Managing Director

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Managing Director

JAB HOLDING COMPANY S.À r.l.

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Manager

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Manager

JAB INVESTMENTS S.À R.L.

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Manager

By:	/s/ Philippe Chenu
Name:	Philippe Chenu
Title:	Manager

JOH. A. BENCKISER B.V.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Managing Director

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Managing Director

AGNATEN SE
LUCRESCA SE

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Authorized Representative

SCHEDULE A

JAB Indulgence B.V.

Set forth below is a list of the directors and executive officers of JAB Indulgence B.V. as of November 29, 2021, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

JAB Holdings B.V.	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	Netherlands

JAB Holdings B.V.

Set forth below is a list of the directors and executive officers of JAB Holdings B.V. as of November 29, 2021, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Frank Engelen	Managing Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	Netherlands

Luuk Hoogeveen	Managing Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	Netherlands

Joachim Creus	Supervisory Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	Belgium

Olivier Goudet	Supervisory Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	France

Peter Harf	Supervisory Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	Germany

JAB Investments S.à r.l.

Set forth below is a list of the directors and executive officers of JAB Investments S.à r.l. as of November 29, 2021, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Frank Engelen	Manager	4 Rue Jean Monnet L-2180 Luxembourg, Luxembourg	Netherlands

Jonathan Norman	Manager	4 Rue Jean Monnet L-2180 Luxembourg, Luxembourg	Luxembourg

Philippe Chenu	Manager	4 Rue Jean Monnet L-2180 Luxembourg, Luxembourg	Belgium

JAB Holding Company S.à r.l.

Set forth below is a list of the directors and executive officers of JAB Holding Company S.à r.l. as of November 29, 2021, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Manager	4 Rue Jean Monnet L-2180 Luxembourg, Luxembourg	Belgium

Frank Engelen	Manager	4 Rue Jean Monnet L-2180 Luxembourg, Luxembourg	Netherlands

Joh. A. Benckiser B.V.

Set forth below is a list of the directors and executive officers of Joh. A. Benckiser B.V. as of November 29, 2021, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Frank Engelen	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	Netherlands

Joachim Creus	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	Belgium

Agnaten SE

Set forth below is a list of the directors and executive officers of Agnaten SE as of November 29, 2021, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director and Chairman of the Administrative Board	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Germany

Joachim Creus	Deputy Chairman of the Administrative Board	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Belgium

Martin Haas	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Oliver Reimann	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Germany

Stefan Reimann-Andersen	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Matthias Reimann-Andersen	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Lucresca SE

Set forth below is a list of the directors and executive officers of Lucresca SE as of November 29, 2021, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director and Chairman of the Administrative Board	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Germany

Joachim Creus	Deputy Chairman of the Administrative Board	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Belgium

Martin Haas	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Oliver Reimann	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Germany

Stefan Reimann-Andersen	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Matthias Reimann-Andersen	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria